UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32878

Penson Worldwide, Inc.

(Exact name of registrant as specified in its charter)

1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201; (214)765-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 126

Pursuant to the requirements of the Securities Exchange Act of 1934, Penson Worldwide, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 18, 2012	PENSON WORLDWIDE, INC.

	By:	/s/ Daniel P. Son
	Name:	Daniel P. Son
	Title:	Chief Executive Officer